FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: January 30th, 2004

Information furnished on this form:
- Press release concerning the sale of part of our holdings in NEC TOKIN Corporation

January 29, 2004

NEC to Sell Part of its Holdings in NEC TOKIN Corporation

NEC Corporation ("NEC") announced today that it decided to sell part of its holdings in NEC TOKIN Corporation ("NEC TOKIN"), a subsidiary listed on the Tokyo Stock Exchange, as described below.

The sale of NEC TOKIN's shares by NEC will cause no changes to the relationship between the two companies generally. NEC TOKIN will remain an NEC's consolidated subsidiary on NEC's consolidated financial statements.

1. Changes in Number and Percentage of Shares Held

Name of Shares	Number			Percentage
	Before Sale	Shares to be sold	After Sale	Before Sale	After Sale
NEC TOKIN Corporation	(Thousands of Shares)	(Thousands of Shares)	(Thousands of Shares)
NEC Corporation	62,901	17,600	45,301	55.4%	39.9%
Employee Pension Trust	12,700	-	12,700	11.2%	11.2%
Total	75,601	17,600	58,001	66.6%	51.1%

2. Purchaser

NEC TOKIN's shares will be sold to securities companies that plan to resell such shares to institutional investors.

3. Date of Sale

Scheduled for the second half of the fiscal year ending March 31, 2004

4. Effect of NEC's Financial Results for the Fiscal Year ending March 31, 2004

NEC's expected capital gain from the sale of the shares of NEC TOKIN has been reflected in and will not affect the forecasts of NEC's financial results for the fiscal year ending March 31, 2004, which was announced on October 23, 2003.

Contact:
Makoto Miyakawa
Group Manager
Corporate Communication Division
NEC Corporation
TEL:+81-3-3798-6511